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                            October 20, 2020

       Kevin Hearde
       Executive Vice President & Chief Financial Officer
       MARAVAI LIFESCIENCES HOLDINGS, INC.
       10770 Wateridge Circle Suite 200
       San Diego, California 92121

                                                        Re: MARAVAI
LIFESCIENCES HOLDINGS, INC.
                                                            Amendment 1 to
Draft Registration Statement on Form S-1
                                                            Submitted October
14, 2020
                                                            CIK No. 0001823239

       Dear Mr. Hearde:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment 1 to Draft Registration Statement on Form S-1 filed October 14, 2020

       Prospectus Summary
       Overview, page 2

   1. We note your statement that your CleanCap products are incorporated into six mRNA programs targeting
COVID-19 vaccines development and potentially may be used in up to three additional
COVID-19 vaccine development programs. Please identify the vaccine developers using
CleanCap and their current stage of development. Also, provide the basis of your belief that up
to three additional COVID-19 vaccine development plans will
                                                        incorporate CleanCap
products. If these plans are based on conversations with the developers, please
briefly describe the conversations.
 Kevin Hearde
MARAVAI LIFESCIENCES HOLDINGS, INC.
October 20, 2020
Page 2
Risk Factors
Our certificate of incorporation will designate the Court of Chancery..., page
67

2. We note the sentence added at the end of this risk factor in response to our prior comment
       4. Please further revise your disclosure to address whether there is currently any question as to whether a court would enforce the forum selection provision, and indicate that shareholders may experience increased costs as a result of the selection of the Court of
       Chancery of Delaware as the exclusive forum for the noted litigation matters.
Management Discussion and Analysis
Results of Operations for the Years Ended December 31, 2018 and 2019
Adjusted EBITDA and Segment Information, page 103

3. We note your response to comment six and that you to continue to describe Adjusted
       EBITDA as not    representative of [y]our ongoing operating performance
  and that it does
       not    reflect the core operations    as disclosed on pages 99, 103 and
F-42. Please revise to
       present a balanced discussion that reflects your disclosures throughout the filing that acquisitions are a significant part of your business strategy, as noted
under    Our Strategy
       on page 9, which have a direct impact on your core operations.
       You may contact Christine Torney at 202-551-3652 or Lynn Dicker at 202-551-3616 if
you have questions regarding comments on the financial statements and related matters. Please contact Laura Crotty at 202-551-7614 or Suzanne Hayes at 202-551-3675 with any other questions.



                                                             Sincerely,
FirstName LastNameKevin Hearde
                                          Division of Corporation Finance
Comapany NameMARAVAI LIFESCIENCES HOLDINGS, INC.
                                          Office of Life Sciences
October 20, 2020 Page 2
cc:       Robert Hayward
FirstName LastName